UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 4)

Wavecom S.A.
(Name of Subject Company (Issuer))
Gemalto S.A.
a subsidiary of
Gemalto N.V.
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)
943531103
(CUSIP Number of Class of Securities)
Jean-Pierre Charlet
Gemalto N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX, Amsterdam
The Netherlands
+31 205 620 680
Copy to:

Laurent Faugérolas	Jon J. Lyman
Stéphane Sabatier	Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP	One Angel Court
21-23 rue de la Ville l’Evêque	London EC2R 7HJ, England
Paris 75008, France	+44 20 7696 5454
+33 1 53 43 45 00
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,713,010	$1,089

*Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €7 for each of the 1,718,330 ADSs outstanding; (y) €7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be €0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.’s (“Wavecom”) Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 and Wavecom’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.
**	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089	Filing Party: Gemalto S.A.
Form or Registration No.: SC TO-T	Date Filed: October 28, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to under Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended, initially filed with the Securities and Exchange Commission on October 28, 2008 (the “Schedule TO”) by Gemalto S.A., a société anonyme organized under the laws of France (“Purchaser”) and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible or exchangeable into new or existing Shares (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes, or “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “International Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and the Forms of Acceptance.
     Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented as follows:
     The sixth paragraph on page 5 of the U.S. Offer to Purchase (Section 1: “Terms of the U.S. Offer”) is hereby amended and restated in its entirety to read as follows:
     “We expressly reserve the right (but are not obligated), at any time or from time to time in our sole discretion, to modify or amend the terms and conditions of the U.S. Offer in any respect and, subject to the applicable rules and regulations of the Commission and to French law and regulations, to terminate the U.S. Offer and not accept for payment any Securities if the Minimum Tender Condition has not been satisfied or upon the occurrence of any of the events set forth in Section 13, by giving oral or written notice of such termination to the Receiving Agent. We will not decrease the price per Security payable in the Offers, reduce the number of Securities sought to be purchased in the Offers or impose any condition other than those described in Section 13 without the approval of the AMF.”
     The second paragraph under in Section 1: “Terms of the U.S. Offer—Treatment of the U.S. Holders of Warrants” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “In the event the Offers are completed and Purchaser implements a squeeze-out or the trading of the Wavecom Shares is substantially limited, Purchaser intends to implement a liquidity mechanism based on the price of the Offers for the benefit of the holders of Shares obtained as a result of the exercise of the Warrants which could not be exercised during the Offers (or the Subsequent Offering Period or reopened International Offer, if any) in accordance with applicable law and regulation. If the Offers are completed, once Purchaser has had the opportunity to review in detail the terms of the Warrant grants and their holders, Purchaser will determine the manner in which it will implement this mechanism. Purchaser may acquire the Shares issued as a result of the exercise of the Warrants in privately conducted purchases or other transactions with the holders of the Warrants for cash based on the price that such holder would have been entitled to receive for its Shares in the Offers had the Warrants been eligible for exercise, subject to certain adjustments such as distributions or dividends or other corporate events as well as other factors affecting Wavecom and the value of its Shares at the time. As such, the consideration paid to Warrantholders for Shares issued as a result of the exercise of such Warrants may be different than the consideration paid for Shares pursuant to the Offers.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of the Schedule TO is hereby amended and supplemented as follows:
     Section 10: “Background of the Offers; Contacts with Wavecom” has been amended to add the following paragraphs:
     “On November 21, 2008, Wavecom issued a press release, attached as Exhibit 99(a)(19) to Amendment No. 5 to its Schedule

14D-9, stating that it called a combined ordinary and extraordinary general meeting of its shareholders for December 8, 2008, in order to propose to its shareholders the implementation of certain defensive measures in response to the Offers.
     On December 1, 2008, Purchaser issued a press release stating its intent to withdraw its offer for Wavecom or to adjust the terms of its offer if the resolutions submitted to the Wavecom general shareholders meeting of 8 December 2008 are adopted, in accordance with Article 232 – 11 of the AMF General Regulations. Any withdrawal of or change to the terms of the offer would become effective only once approved by the AMF. This would result also in the parallel withdrawal of or change to the U.S. offer. The press release is attached hereto as Exhibit 99(a)(5)(vii) and incorporated herein by reference.”
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 6 of the Schedule TO is hereby amended and supplemented as follows:
     The sixth paragraph in Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Any buyout offer or squeeze-out of holders of Wavecom Shares or OCEANEs located in the United States and of holders of Wavecom ADSs would be made in accordance with applicable U.S. federal and other securities, as determined based on the circumstances existing at such time. If any buyout or squeeze-out constitutes a tender offer for U.S. securities law purposes, it may be made to U.S. holders of Wavecom Securities in reliance on the “Tier I” exemption from the U.S. tender offer rules pursuant to Regulation 14D under the Exchange Act. As a result, a buyout offer or squeeze-out could be conducted in accordance with French law only. In any event, any buyout offer or squeeze-out would be subject to the control of the AMF, which would assess its conformity in particular with respect to the valuation of the Securities provided by Purchaser and a report by the independent expert appointed pursuant to the provisions of Article 261-1 II of the AMF General Regulations. As such, the form and the amount of the consideration offered in a buyout offer or squeeze-out may be different from the consideration offered pursuant to the Offers.”
     The seventh paragraph in Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “If we acquire Shares representing more than 50.01% but less than 95% of the total share capital and voting rights of Wavecom, French law does not provide us with a mechanism to compel remaining shareholders to sell their Securities to us, and the remaining shareholders would retain their voting rights to the extent currently provided for under Wavecom’s organizational documents and applicable French law. However, in such a case, we will have the ability to direct the management of Wavecom, and, as required by applicable French law, any such management will be in the interest of Wavecom. As provided by applicable French law and Wavecom’s bylaws, we will be able to control Wavecom to the extent certain matters, such as the removal or election of directors, require approval by a majority vote at an ordinary shareholders’ meeting. However, pursuant to French law and Wavecom’s bylaws, any matter requiring a modification of Wavecom’s bylaws must be approved by a two-thirds vote at an extraordinary shareholders’ meeting. Thus, whether we acquire two-thirds of the total share capital and voting rights of Wavecom will determine whether we are able to control Wavecom as to such matters.
     If we acquire Shares representing more than 50.01% but less than 95% of the total share capital and voting rights of Wavecom, Purchaser has not determined whether or when it would seek to acquire any Wavecom Securities not tendered into the Offers. Purchaser expects to make these determinations based on the facts and circumstances existing at the appropriate time. Such facts and circumstances could include, among others:
•	the anticipated cost of acquiring the remaining Wavecom Securities;

•	the proportion of the share capital and voting rights of Wavecom that Purchaser then owns;

•	tax considerations; and

•	the costs of maintaining a minority interest in Wavecom.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

99(a)(5)(vii)	English version of press release, issued December 1, 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2008

GEMALTO S.A.

/s/ Patrick Mouchart

Name: Patrick Mouchart Title: Chief Executive Officer

GEMALTO N.V.

/s/ Olivier Piou

Name: Olivier Piou Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008*

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)*

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)*

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)*

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)*

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008*

99(a)(5)(i)	Questions and Answers relating to the International Offer for use by the Information Agent (English translation)**

99(a)(5)(ii)	English version of press release, issued November 19, 2008***

99(a)(5)(iii)	Transcript of BFM interview with Olivier Piou, November 18, 2008 (unofficial English translation)****

99(a)(5)(iv)	Reuters new article, dated November 18, 2008 (unofficial English translation)****

99(a)(5)(v)	Reuters news article, dated November 18, 2008****

99(a)(5)(vi)	La Tribune news article, dated November 19, 2008 (unofficial English translation)****

99(a)(5)(vii)	English version of press release, issued December 1, 2008

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

*	Previously filed on Schedule TO dated October 28, 2008.

**	Previously filed on Amendment No. 1 to Schedule TO dated November 4, 2008.

***	Previously filed on Amendment No. 2 to Schedule TO dated November 19, 2008.

****	Previously filed on Amendment No. 3 to Schedule TO dated November 24, 2008.